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CUSIP NO. 859727 10 9                                          Page 1 of 12

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  )


                                STERLING VISION, INC.
                                   (Name of Issuer)


                       Common Stock, $.01 par value per share
                            (Title of Class of Securities)


                                     859727 10 9
                                    (CUSIP Number)

Michael Lauer                Copy to:            Robert G. Leonard
Lancer Partners, L.P.                            Spitzer & Feldman P.C.
200 Park Avenue                                  405 Park Avenue
Suite 3900                                       New York, NY 10022-4405
New York, NY 10166                               (212) 888-6680
(212) 808-3700


            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                              February 26, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.         / /

Check the following box if a fee is being paid with the statement.     / /


The Exhibit Index is on Page 11.


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                                                             Page 2 of 12

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Lancer Partners, L.P. (EIN #13-3798983)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                           / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------------
   NUMBER OF   7  SOLE VOTING POWER
                  390,500
    SHARES    ------------------------------------------------------------------
               8  SHARED VOTING POWER
BENEFICIALLY      0
              ------------------------------------------------------------------
OWNED BY EACH  9  SOLE DISPOSITIVE POWER
                  390,500
  REPORTING   ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
 PERSON WITH      0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   390,500
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   3.2% (Based on 12,386,868 outstanding on 11/5/96)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                            RESPONSES TO ITEMS 1-7
                     (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATION ATTESTATION

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                                                            Page 3 of 12

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Lancer Offshore, Inc.   (EIN#   N/A)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                           / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands
--------------------------------------------------------------------------------
   NUMBER OF   7  SOLE VOTING POWER
                  299,400
    SHARES    ------------------------------------------------------------------
               8  SHARED VOTING POWER
BENEFICIALLY      0
              ------------------------------------------------------------------
OWNED BY EACH  9  SOLE DISPOSITIVE POWER
                  299,400
  REPORTING   ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
 PERSON WITH      0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   299,400
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.4%  (Based on 12,386,868 outstanding on 11/5/96)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER PAGE,
                               RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE,
                           AND THE SIGNATION ATTESTATION

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                                                              Page 4 of 12

Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value per share (the "Sterling Common Stock") of Sterling Vision, Inc., a New York corporation ("Sterling"). Lancer Partners, L.P. and Lancer Offshore, Inc. (collectively, the "Group"; each member of the Group being hereinafter referred to as "Member") directly own 390,500 shares and 299,400 shares respectively, of Sterling Common Stock. The principal executive offices of Sterling are located at 1500 Hempstead Turnpike, East Meadow, NY 11554.

Item 2.  Identity and Background

         This Statement is filed by the Group.   Lancer Partners, L.P. is a
New York private investment limited partnership with its principal office located at 200 Park Avenue, Suite 3900, New York, New York 10166. Lancer Offshore, Inc. is a British Virgin Islands private investment corporation with its principal business and principal office located at c/o CITCO Fund Services (Cura ao) N.V., Kaya Flamboyan 9, P.O. Box 812, Cura ao, Netherlands Antilles. The principal business of Lancer Partners, L.P. and Lancer Offshore, Inc. is the making of diversified investments. Michael Lauer is the sole general partner of Lancer Partners, L.P. Michael Lauer is an individual with a principal business and principal office located at 200 Park Avenue, Suite 3900, New York, New York 10166. Michael Lauer's principal business is the operation and management of private investment entities that engage in making diversified investments. Lancer Management, LLC, a New York limited liability company ("LLC") is the sole investment manager of Lancer Offshore, Inc. Michael Lauer and Alpha Omega Group, Inc. ("AOGI") are the sole members of the LLC and they collectively control its operations and activities. The directors of Lancer Offshore, Inc. are Anthony J. Stocks, John M.S. Verhooren and Inter Caribbean Services Ltd. ("ICSL"). All of the directors of Lancer Offshore, Inc. are affiliates of CITCO Fund Services (Cura ao) N.V. (the "Administrator"), the Administrator of Lancer Offshore, Inc. Lancer Offshore, Inc. does not have any officers. The principal business of the LLC is investment management. The principal business of AOGI is that it serves as a business consultant. The principal business and principal office address for the LLC and AOGI is 200 Park Avenue, Suite 3900, New York, New York 10166. Michael Lauer is the sole shareholder, director and officer of AOGI. The principal business of Anthony J. Stocks and John M.S. Verhooren, is serving as employees of the Administrator. The Administrator's principal business is that of an administrator, registrar and transfer agent for non-U.S. private investment companies. The principal business of ICSL is the administrative management of private investment vehicles. The principal business and principal office address for Anthony J. Stocks, John M.S. Verhooren, Administrator, ICSL and the directors and officers of ICSL is Kaya Flamboyan 9, P.O. Box 812, Cura ao, Netherlands Antilles.

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                                                             Page 5 of 12

Item 2(d).

         During the last five years, neither Lancer Partners, L.P. nor its general partner has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither Lancer Offshore, Inc., its investment manager, the members of its investment manager, the directors of Lancer Offshore, Inc. nor the directors or executive officers of AOGI, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Item 2(e).

         During the last five years, neither Lancer Partners, L.P. nor its general partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Lancer Offshore, Inc., its investment manager, the members of its investment manager, the directors of Lancer Offshore, Inc. nor the directors or executive officers of AOGI, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Lancer Partners, L.P. and Lancer Offshore, Inc. are each private investment entities that pool their respective participants' contributions. All funds used by Lancer Partners, L.P. and Lancer Offshore, Inc. to acquire Sterling Common Stock came from working capital. Lancer Partners, L.P. has used $3,149,505 in the aggregate to acquire the 390,500 shares of Sterling Common Stock it currently beneficially owns. Lancer Offshore, Inc. has used $2,496,366 in the aggregate to acquire the 299,400 shares of Sterling Common Stock it currently beneficially owns.

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                                                            Page 6 of 12

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the securities is for investment purposes. Other than as discussed above in this Statement, neither the Group or any of its Members currently have any plans or proposals which relate to or would result in:


         (a) the acquisition by any person of additional securities of Sterling, or the disposition of securities of Sterling;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sterling or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of Sterling or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Sterling, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of Sterling;

         (f) any other material change in Sterling's business or corporate structure;

         (g) changes in Sterling's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sterling by any person;

         (h) causing a class of securities of Sterling to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Sterling becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  any action similar to any of those enumerated above.

         The Group intends to evaluate continuously their investment in Sterling and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.

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                                                            Page 7 of 12

Item 5.  Interest in Securities of the Issuer

         (a) Lancer Partners, L.P. owns 390,500 shares of Sterling Common Stock, which amount represents approximately 3.2% of the outstanding shares of Sterling Common Stock (based on 12,386,868 shares outstanding on November 5, 1996). Lancer Offshore, Inc. owns 299,400 shares of Sterling Common Stock, which amount represents approximately 2.4% of the outstanding shares of Sterling Common Stock (based on 12,386,868 shares outstanding on November 5, 1996).

              No other person named in Item 2 above beneficially owns any shares of Sterling Common Stock.

         (b) Each Member is the sole record owner of the securities identified in subsection (a) above, and has sole power to vote or direct the vote of such securities. Each Member has the sole power to dispose or direct the disposition of all of their respective securities identified in subsection (a) above.

         (c) Set forth below is a schedule listing the Members of the Group, date of transaction, nature of transaction, amount of Sterling Common Stock involved and price per share in securities of Sterling during the last sixty
(60) days. All transactions were effected in an open market purchase on the NASDAQ National Market:


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                                                             Page 8 of 12

                              Nature       Number of Shares      Price Per Share
                                of           of Sterling           of Sterling
    Date                    Transaction      Common Stock          Common Stock
    ----                    -----------    ----------------      ---------------

Lancer Partners, L.P. (1)
---------------------

     02/11/97                 Purchase            6,000              $  5.51
     02/19/97                 Purchase            8,000              $  6.88
     02/20/97                 Purchase            8,900              $  6.45
     02/21/97                 Purchase           10,000              $  6.48
     02/24/97                 Purchase            6,000              $  6.75
     02/25/97                 Purchase           15,000              $  7.40
     02/26/97                 Purchase            5,000              $  7.93
     02/26/97                 Purchase           20,000              $  7.88
     02/27/97                 Purchase            6,000              $  7.97
     02/27/97                 Purchase           10,000              $  7.97
     02/27/97                 Purchase           10,000              $  8.12
     02/28/97                 Purchase            5,000              $  7.88
     02/28/97                 Purchase           10,000              $  8.00

Lancer Offshore, Inc. (2)
---------------------

     01/08/97                 Purchase            9,000              $  8.13
     01/14/97                 Purchase            4,000              $  9.74
     01/20/97                 Purchase            5,000              $  9.93
     01/21/97                 Purchase           10,000              $ 10.00
     01/24/97                 Purchase           10,000              $  9.27
     01/29/97                 Purchase           10,000              $  9.29
     01/30/97                 Purchase            4,500              $  8.78
     01/31/97                 Purchase            2,300              $  8.55
     01/31/97                 Purchase            4,000              $  8.60
     02/03/97                 Purchase           10,000              $  8.66
     02/04/97                 Purchase           10,000              $  8.66
     02/06/97                 Purchase            4,400              $  8.36
     02/07/97                 Purchase            2,200              $  7.89
     02/11/97                 Purchase            6,000              $  5.51

-------------------
(1) Prior to January 7, 1997, Lancer Partners, L.P owned 270,600 shares of Sterling Common Stock.

(2) Prior to January 7, 1997, Lancer Offshore, Inc. owned 161,000 shares of Sterling Common

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                                                                  Page 9 of 12

                              Nature       Number of Shares      Price Per Share
                                of           of Sterling           of Sterling
    Date                    Transaction      Common Stock          Common Stock
    ----                    -----------    ----------------      ---------------

     02/14/97                 Purchase          1,000                $  7.11
     02/20/97                 Purchase         10,000                $  6.66
     02/21/97                 Purchase         10,000                $  6.48
     02/24/97                 Purchase          6,000                $  6.75
     02/26/97                 Purchase         15,000                $  7.88
     02/27/97                 Purchase          5,000                $  8.12


          (d) No person other than Michael Lauer, as to Lancer Partners, L.P., and the LLC as to Lancer Offshore, Inc., is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in subsection (a) above.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.  See Item 2 above.

Item 7.   Materials to be Filed as Exhibits

          1.   Joint Filing Agreement

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                                                                Page 10 of 12

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:    March 18, 1997


                              LANCER PARTNERS, L.P.




                              By:  /s/ Michael Lauer
                                 --------------------------------------------
                              Name:        Michael Lauer
                              Title:       General Partner


                              LANCER OFFSHORE, INC.



                              By:  /s/ Kieran Conroy
                                 --------------------------------------------
                              Name:        Inter Caribbean Services Ltd.
                              Title:       Director



                              By: /s/ Arno De Groot
                                 --------------------------------------------
70177.1                       Name:        Inter Caribbean Services Ltd.
                              Title:       Director


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                                                          Page 11 of 12

                                 Exhibit Index
                                 -------------

Description                                  Sequentially Numbered Page
-----------                                  --------------------------

Joint Filing Agreement                                 12


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                                                           Page 12 of 12

                                JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made this 18th day of March, 1997, by and among LANCER PARTNERS, L.P., a New York limited partnership ("Partnership") and LANCER OFFSHORE, INC., A British Virgin Islands corporation ("Corporation").

                                W I T N E S S E T H :


     WHEREAS, Partnership and Corporation collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value, of Sterling Vision, Inc. ("Sterling Common Stock"), a New York corporation; and

     WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13D with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1.   The Partnership and Corporation hereby agree to jointly file a
Schedule 13D with the SEC regarding the beneficial ownership of Sterling Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

LANCER PARTNERS, L.P.                   LANCER OFFSHORE, INC.


By: /s/ Michael Lauer                   By: /s/ Kieran Conroy
-----------------------------------     ------------------------------------
Name:     Michael Lauer                 Name:    Inter Caribbean Services Ltd
Title:    General Partner               Title:   Director



                                        By: /s/ Arno De Groot
                                        ------------------------------------
                                        Name:    Inter Caribbean Services Ltd
                                        Title:   Director